Threadmark LP

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of
1934
December 31, 2022

Threadmark LP
Table of Contents
As of December 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69535

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING _____12/31/2022_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Threadmark LP

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park 2Fl

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212-7514422	Proche@DFPpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, middle name)

20646 Abbey Woods Ct. N, Suits 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12.10.2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ajay Ahuja, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Threadmark LP, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ajay Ahuja

CFO

Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Threadmark LP (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Threadmark LP's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 25, 2023

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

Threadmark LP
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash	2,645,137
Prepaid Expenses	29,331
Due From Related Party	2,665,928
Security Deposit	22,943
Total Assets	$ 5,363,339

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts Payable and Accrued Expenses	965,964
Due to Related Party	30,022
Total Liabilities	995,986
Partners' Equity	4,367,353
Total Liabilities and Partners' Equity	$ 5,363,339

1.   **Nature of Operations**

Threadmark LP (the "Partnership") was formed on April 22, 2014. The General Partner is Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The following is a summary of the significant accounting policies followed by the Partnership.

Revenue Recognition

Placement fees
The Partnership records success fees in accordance with the related party agreements (see related party transaction note). These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Partnership believes that the transaction date is the appropriate point in time to recognize revenue for Success fees as there are no significant actions which the Partnership needs to take subsequent to this date.

Service fees
The Partnership records Service fees in accordance with the related party agreements (see related party transaction note). The Partnership earns a monthly Service fees from the Parent for its roll in introducing leading institutional investors to fund and other non-traditional investments. Transaction price is stated in the related party agreement. At the end of each month the Partnership obligation for that month is met and fees are recorded.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes
The partners report the Partnership's income or loss on their income tax returns. Accordingly no provision for federal and state income taxes has been recorded.

Leases
On January 1, 2019 the Partnership adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Partnership evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 31, 2022 no agreements or arrangements existed that would have produced a material affect to the financial statements and disclosures ending December 31, 2022.

3. **Related party transactions**

During the period ended December 31, 2022, the Partnership recognized 100% of its revenue from an affiliated company, Threadmark Partners Limited (PL) for which there is an agreements in place.

The Partnership shared general and administrative expenses with Threadmark LLP (LLP) and PL, under an Expense Sharing Agreement. Pursuant to this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2022 the Partnership allocated expenses totaling $197,078 to LLP and $338,793 to PL.

At December 31, 2022, the Partnership was owed approximately $2,663,858 from PL of which approximately $2,634,152 was from a placement fee and approximately $29,706 shared expenses incurred during the year

At December 31, 2022, the Partnership owed $2,071 to LLP for shared expenses incurred during the year.

At December 31, 2022, the Partnership was owed $30,022 from Threadmark GP LLC the parent Partnership for shared expenses incurred during year.

4. **Concentrations**

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

5. <u>**Commitments**</u>

The Partnership has office space at three locations pursuant to agreements. One agreement has a term which expires August 31, 2023. Future minimum payments due under this agreement are $ 118,600 for 2022. Future minimum payments due under the other agreement total approximately $22,000 for 2023. This total includes 1 year requirement under an expense sharing agreement which may be terminated with 3 months' notice. The third agreement is a month to month agreement that can be terminated by either party. Rent expense amounted to approximately $188,154 for the year ended December 31, 2022.

6. <u>**Net Capital Requirement**</u>

The Partnership as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 12 to 1.

At December 31, 2022, the Partnership's net capital was $2,558,456, which was $2,484,050 in excess of its minimum requirement of $74,406 under SEC Rule15c3-1.

7. <u>**401(k)**</u>

The Company has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company is permitted to make discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. There were no discretionary contributions for the year ended December 31, 2022.

8. <u>**Subsequent Events**</u>

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.